YCC Holdings LLC c/o The Yankee Candle Company, Inc. 16 Yankee Candle Way South Deerfield, MA 01373
July 13, 2011

The Yankee Candle Company, Inc.

P.O. Box 110

South Deerfield

MA 01373-0110

Corporate

413-665-8306

fax 413-665-4815

Wholesale

800-792-6180

fax 800-872-7905

Retail

413-665-8306

fax 413-665-8911

Catalog Sales

800-243-1776

fax 413-665-8321

Credit & Billing

800-792-6180

fax 413-665-8840

www.yankeecandle.com

Via EDGAR Submission and Overnight Delivery

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:          YCC Holdings LLC (the “Company”)

Amendment No. 2 to Registration Statement on Form S-4

Filed: July 1, 2011

File No.: 333-173505

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011

Filed: March 31, 2011

Quarterly Report on Form 10-Q for the Period Ended April 2, 2011

Filed: May 17, 2011

File No.: 333-141699-05

Dear Ms. Long:

In response to your letter dated July 8, 2011 regarding the Company’s Amendment No. 2 to Form S-4 and Yankee Holding Corp.’s Form 10-K for the fiscal year ended January 1, 2011 and Form 10-Q for the period ended April 2, 2011, the Company and Yankee Holding Corp. have reviewed your comments and provide herein their responses to the inquiries in your letter.

YCC Holdings LLC

Amendment No. 2 to Form S-4

General

1.      Please note that comments regarding your confidential treatment request will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:

The Company acknowledges the Staff’s comment.

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Sales Recognition, page F-7

2.      We note your response to comment four in our letter dated June 23, 2011.  It remains unclear what the differences are in your sales recognition policy between those customer agreements that provide for damage allowances and those that do not.  Your responses indicate that you record revenue related to both of these types of agreements upon the estimated receipt date by the customer.  Please advise or clarify your disclosure as necessary.

Response:

We apologize for any confusion caused by our previous response.  We did not intend to imply that revenue related to both of these types of agreements is recognized upon the estimated delivery date.

The Company’s standard shipping terms are FOB shipping point.  However, our policy regarding the timing of revenue recognition provides for differing treatment of customers with and without damage allowances as follows:

a.  For customers with damage allowance provisions, the Company recognizes revenue upon shipment as the customer bears the risk of damage while in transit and the Company has no further obligation after shipment other than the agreed upon contractual damage obligation which is accrued for at the time of shipment.

b.  For customers without a damage allowance provision, the standard shipping terms are also FOB shipping point.  However, due to the Company’s business practice of replacing product damaged in transit, the Company has concluded in accordance with SAB Topic 13-A.3(a) that the shipping terms for customers without damage allowance provisions should be treated as “synthetic FOB destination.”  Accordingly, revenue is not recognized at shipment but is instead deferred until the estimated date of delivery to the customer.

Please refer to further discussion below regarding how the Company estimates delivery dates for purposes of this revenue recognition policy.

In response to the Staff’s comment, pages 50 and F-8 of Amendment No. 3 to the Registration Statement have been revised to further clarify that for sales to customers with damage allowance provisions revenue is recorded at the time of shipment.

3.      SAB Topic 13:A.1 states that revenue is generally realized when delivery has occurred.  In this regard, please help us understand how you determined it is appropriate to record revenue on the estimated receipt date rather than the actual receipt date.

Response:

As noted above, because the Company’s standard shipping terms are FOB shipping point and customers with damage allowance provisions therefore bear the risk of damage in-transit, the Company recognizes revenue from these customers upon shipment.   For customers without a damage allowance provision, as explained above, the Company has concluded in accordance with SAB Topic 13-A.3(a) to treat these shipments as “synthetic FOB destination” and to defer revenue until the estimated date of delivery to the customer.  The following outlines the rationale and procedure for determining the estimated date that the product is received by our customers:

The Company uses an estimated date of shipment methodology, which is determined pursuant to an annual analysis of actual delivery data, because it is not practical for the Company to track, verify and record the actual date of delivery of each shipment to the subject customers on a daily basis or within the time periods necessary to use actual delivery dates as the basis for recognition. The Company uses multiple common carriers to deliver product to its wholesale customers throughout the United States.  Delivery times vary by region, from an average of two days to an average of approximately five days for West Coast customers (the majority of the Company’s customers are east of the Mississippi).   The Company does not receive proof of receipt or other such delivery notifications from its wholesale customers. Data as to the actual delivery date of a shipment is maintained by the various transportation carriers on such carriers’ own systems and is only available to the Company through inquiries made to the respective carriers.

Since data is not readily available on a timely basis to determine the exact amount of merchandise in transit at a particular point in time, the Company conducts an annual analysis of the aggregate carrier data using actual delivery dates to estimate the average in transit time.  The most recent annual analysis performed in 2010 determined that the average in-transit time for these deliveries over the previous twelve months was three (3) days.  Accordingly, the Company does not recognize as revenue any shipments made to its non-damage allowance customers in the last three (3) days of any fiscal quarter as the assumption is that those shipments had not been received by the end of the quarter.  Those shipments will instead be recognized in the following quarter, at the expiration of the three (3) day period.

As an illustration, with respect to the Annual Report on Form 10-K of Yankee Holding Corp. for the year ended January 1, 2011, $0.4 million was excluded from revenue as the Company’s estimate of merchandise which had not yet been received by the customer.  With respect to the Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011, $1.1 million was excluded from revenue as the Company’s estimate of merchandise which had not yet been received by the customer.

Yankee Holding Corp.

Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2011

Quarterly Report on Form 10-Q for the Period Ended April 2, 2011

4.       Please address the comments above in the future filings of Yankee Holding Corp., as applicable.

Response:

Yankee Holding Corp. will address the above comments in future filings to the extent applicable.

In the event that you have any additional questions, please contact me directly at (413) 665-8306, ext. 4414.

Regards,

/s/ Gregory W. Hunt
Gregory W. Hunt
Treasurer
YCC Holdings LLC